Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

September 2007

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s Embedded Value 2006 Report, dated May 9, 2007, is attached as appendix and incorporated herein by reference. The Embedded Value 2006 Report, as included in the appendix, reflects some minor adjustments to the Embedded Value 2006 Report as published in our Report on Form 6-K filed with the SEC on September 5, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: September 11, 2007	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel